

March 7, 2013

<u>Via E-mail</u>
Ms. Liat Sossover
Chief Financial Officer
Brainstorm Cell Therapeutics, Inc.
605 Third Avenue, 34th Floor
New York, New York 10158

      Re: Brainstorm Cell Therapeutics, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed on March 4, 2013
             File No. 000-54365

Dear Ms. Sossover:

We have limited our review of your preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by revising the proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

1. We note that the reverse stock split will result in an increase in the number of shares the Company has available for issuance. Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the reverse stock split. If you have no such plans, arrangement or understandings, please revise your disclosure to so state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Liat Sossover
Brainstorm Cell Therapeutics, Inc.
March 7, 2013
Page 2

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Thomas B. Rosedale, Esq.
        BRL Law Group LLC
        425 Boylston Street, 3rd Floor
        Boston, Massachusetts 02116